UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b - 25

                           NOTIFICATION OF LATE FILING

                                                               SEC FILE NUMBER
                                                                  1-7234

                                                                 CUSIP NUMBER
                                                                 36225V 10 4

[  ] Form 10-K  [ ] Form 20-F [  ]  Form 11-K     [x]  Form 10-Q    Form N-SAR

         For Period Ended: March 31, 2003

         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
             For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I     -      REGISTRANT INFORMATION

Full Name of Registrant:   GP STRATEGIES CORPORATION

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):777 Westchester Avenue

City, State and Zip Code:    White, Plains, New York 10604

Part II    -      RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b) the following should be completed. (Check box if appropriate)


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     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III   -      NARRATIVE

State below in reasonable details the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant cannot file its report on Form 10-Q for the third quarter ended March 31, 2002 on a timely basis because it has encountered unexpected difficulties in compiling certain information to be included in its Form 10-Q and the information compiled to date is not complete enough to provide full disclosure.

Part IV    -      OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

        Andrea D. Kantor              914                       249-9716
        ----------------         -------------        ------------------------
              Name                 Area Code                Telephone Number

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports. [x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [x ] Yes[ ] No

If so, attach an explanation of the anticipated change, both narratively and quatitatively, and, if appropriate, state the reasons why a reasonable estimate of these results cannot be made.

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Net sales were $36.1 million for the first quarter ended March 31, 2003 as compared to net sales of $36.1 million for the quarter ended December 31, 2002 and $40.2 million for the quarter ended March 31, 2002. For the first quarter ended March 31, 2003 gross margin increased slightly as compared to the fourth quarter of 2002 as a result of cost reductions at General Physics. However, net sales and gross margin for the first quarter of 2003 decreased as compared to the first quarter of 2002 primarily as a result of a reduction in revenue from the automotive division and the e-Learning division of the manufacturing and process segment.

For the quarter ended March 31, 2003, net loss was $0.7 million, as compared to net loss of $1.6 million for the quarter ended December 31, 2002 and net income of $0.2 million for the quarter ended March 31, 2002.

During the first quarter of 2003, the company incurred approximately $.4 million of severance costs, $.2 million of which is included in cost of sales. The company also incurred $.3 million of expenses relating to the final bidding stages of the company's sales and dealership training proposals. In addition, during the first quarter of 2003, the company reduced its selling, general and administrative expenses by approximately $.4 million, as compared to the first quarter of 2002, as a result of its continued personnel reductions, the relocation of the corporate office and other related operating expenses.

Results for the quarter ended March 31, 2003 include a non-cash credit on a deferred compensation plan of $0.3 million and investment and other income, net of $.2 million.

                            GP STRATEGIES CORPORATION
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    May 15, 2003
                                             Andrea D. Kantor
                                             Vice President and General Counsel

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